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SEC FILE NUMBER
0001449349

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      September 30, 2015
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Advanced Medical Isotope Corporation

Full Name of Registrant

Former Name if Applicable
1021 N. Kellogg Street

Address of Principal Executive Office (Street and Number)
Kennewick, Washington, 99336

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Quarterly Report on Form 10-Q, including the XBRL (eXtensible Business Reporting Language) Interactive Data Files for the financial statements and notes included in the Quarterly Report. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 will be filed on or before the 5th calendar day following the prescribed due date.

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(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James Katzaroff	509	736-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates reporting non-operating income in the quarter ended September 30, 2015 compared to non-operating expense in the corresponding period for the last fiscal year, due to the anticipated gain on derivative liability, which gain is principally due to an increase in the Company's stock price since June 30, 2015, a reduction in the amount of recorded debt and, to a lesser extent, a net gain on settlement of debt. At this time management is unable to reasonably estimate the anticipated change since management is still determining the amounts to be recorded, which amounts are being reviewed by the Company's independent accountants.

Advanced Medical Isotope Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 16, 2015
By:	/s/ James Katzaroff

Name: James Katzaroff
Title: Chief Executive Officer